REGULUS Corporation

423 Main Street. 2nd Floor

Rockland, ME 04841

February 2, 2016

Via EDGAR

Securities and Exchange Commission

Office of Beverages, Apparel, and Mining

Washington, D.C.

Re: Acceleration of Effective Date

Regulus Corporation

Registration on Form S-1

File No. 333-205130

Dear Sir or Madam:

Pursuant Rule 461 of the Securities Act of 1933, we hereby request an acceleration of the effective date of our registration statement on Form S-1.  We request an effective date of Friday, February 5, 2016 at 2:00 p.m. eastern daylight time or as soon thereafter as possible. The Registrant hereby authorizes Adam S. Tracy, Esq., of the Securities Compliance Group, Ltd, to orally modify or withdraw this request for acceleration.

We confirm that we are aware of our obligations under the Act.  We hereby acknowledge that:

  -  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  -  the action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  -  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Tracy at (888) 978-9901. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to the Securities Compliance Group, Ltd, attention Adam S. Tracy, via facsimile at (630) 689-9471.

Thank you for your time and consideration in this matter.  Please do not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

 Regulus Corporation

 By: /s/David F. Emery

             Mr. David F. Emery

            Chief Executive Officer